Filed by Great Plains Energy Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Aquila, Inc.
Commission File No.: 1-03562

This filing consists of a letter sent by William H. Downey on February 7, 2007.

[On Great Plains Energy Incorporated Letterhead]

February 7, 2007

Dear Community Partner:

This morning, Great Plains Energy and Aquila made a joint announcement that will result in significant benefits and opportunities for our two companies, our community, our shareholders and our customers in the greater Kansas City region. While you may have already heard the news, I wanted to personally reach out to you to share additional details about what this transaction means for our customers, employees, and community.

Today, we announced that Great Plains Energy will acquire Aquila’s Missouri utility operations to forge a strong regional electric utility, committed to providing low-cost, reliable, clean energy to the Kansas City area at a time when the region is experiencing dramatic growth and development. In a separate transaction, Black Hills Corporation of Rapid City, South Dakota is acquiring Aquila’s gas utility properties in Colorado, Kansas, Nebraska, and Iowa, and its electric utility in Colorado.

The Approval Process
The transaction has been approved by the Boards of both Great Plains Energy and Aquila and is subject to shareholder and regulatory approval. We expect to close in approximately one year. Until that time, Kansas City Power & Light and Aquila will continue to operate as separate companies. Once the acquisition is complete, Aquila and its Missouri-based utilities will become part of KCP&L’s existing operations. I will serve as Chief Executive Officer of the new regional utility. Corporate offices will remain headquartered in Kansas City, Missouri.

Customer Benefits
For both Kansas City Power & Light and Aquila customers, this transaction will forge an exceptionally strong regional electric utility committed to improving the total living environment for customers and communities by providing low-cost, reliable, clean energy. Combining Aquila’s and Great Plains Energy’s strengths will result in superior customer service, enhanced reliability, and an even greater investment in environmental stewardship and energy efficiency. Moreover, our complementary service territories and generation portfolios provide the opportunity to realize significant synergies that benefit customers.

Employees
We are excited about this transaction and the opportunities we believe it will provide for our employees. As we move through the process, we will form transition teams to analyze the operations. We are committed to a seamless integration and will keep communication lines open and inform employees of decisions that are made.

Great Plains/Aquila/Page Two

Community Presence
Both KCP&L and Aquila will continue our strong commitments and investments in the communities we serve. In fact, we look forward to building new relationships and further strengthening existing ones, particularly focusing on vulnerable youth and education, the environment, and economic & workforce development. We take our role in the community very seriously.

I am proud of KCP&L’s 125-year history in Kansas City and our reputation for community investment, customer service, and business stability. In acquiring Aquila, we considered the respective strengths, assets, and service territories of both companies. The combined company will have the assets in place to help our region grow while protecting our quality of life.

During the next several days, a member of the Great Plains team will contact you to discuss the deal and to answer any questions you might have regarding the transaction and its impact on the Kansas City region. Additional information is located on our Web site: www.greatplainsenergy.com.

Thank you for your continued support of KCP&L. As we’ve done in the past with our Comprehensive Energy Plan, we will continue to work collaboratively and keep you informed of major developments and announcements regarding the deal as we move through the approval process.

Sincerely,

/s/ William H. Downey
William H. Downey
President & Chief Executive Officer
Kansas City Power & Light

Information Concerning Forward-Looking Statements
Statements made in this document that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy is providing a number of important factors, risks and uncertainties that could cause actual results to differ materially for the provided forward-looking information. These include: obtaining shareholder approvals required for the transactions; the timing of, and the conditions imposed by, regulatory approvals required for the transactions; satisfying the conditions to the closing of the transactions; Great Plains Energy successfully integrating the acquired Aquila, Inc., businesses into its other operations, avoiding problems which may result in either company not operating as effectively and efficiently as expected; the timing and amount of cost-cutting synergies; unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from Great Plains Energy’s expectations; the actual resulting credit ratings of Great Plains Energy or Aquila, Inc., or their respective subsidiaries; the effects on the businesses of Great Plains Energy or Aquila, Inc., resulting from uncertainty surrounding the transactions; the effect of future regulatory or legislative actions on Great Plains Energy or Aquila, Inc.; and other economic, business, and/or competitive factors. Additional factors that may affect the future results of Great Plains Energy are set forth in its most recent quarterly report on Form 10-Q or annual report on Form 10-K with the Securities and Exchange Commission ("SEC"), which are available at www.greatplainsenergy.com. Great Plains Energy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It
In connection with the acquisition of Aquila, Inc., by Great Plains Energy, Great Plains Energy intends to file with the SEC a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant materials. The final joint proxy statement/prospectus will be mailed to the stockholders of Great Plains Energy and Aquila, Inc.. INVESTORS AND SECURITY HOLDERS OF GREAT PLAINS ENERGY AND AQUILA, INC., ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, AQUILA, INC., AND THE ACQUISITION. The registration statement and joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Great Plains Energy or Aquila, Inc., with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents (when they are available) filed with the SEC by Great Plains Energy by directing a request to: Great Plains Energy, 1201 Walnut, Kansas City, MO 64106, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Aquila, Inc., by contacting Aquila, Inc., 20 West Ninth Street, Kansas City, MO 64105, Attn: Investor Relations.

Participants in Proxy Solicitation
Great Plains Energy, Aquila, Inc., and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies relating to the proposed transaction. Information about the executive officers and directors of Great Plains Energy and their ownership of Great Plains Energy common stock is set forth in Great Plains Energy’s Annual Report on Form 10-K for the year ended December 31, 2005, which was filed with the SEC on March 8, 2006, and the proxy statement for Great Plains Energy’s 2006 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2006. Information regarding Aquila, Inc., directors and executive officers and their ownership of Aquila, Inc., common stock is set forth in Aquila’s Annual Report on Form 10-K for the year ended December 31, 2005, which was filed with the SEC on March 7, 2006 and the proxy statement for Aquila’s 2006 Annual Meeting of Stockholders, which was filed with the SEC on March 24, 2006. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Great Plains Energy, Aquila, Inc., and their respective executive officers and directors in the proposed transaction by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.